

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 8, 2017

Christopher A. Wright
Chief Executive Officer
Liberty Oilfield Services Inc.
950 17th Street, Suite 2000
Denver, Colorado 80202

   Re: Liberty Oilfield Services Inc.
     Registration Statement on Form S-1
     Filed February 14, 2017
     File No. 333-216050

Dear Mr. Wright:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2017 letter.

The Offering

Prospectus Summary, page 1

1. We note your response to prior comment 4 and your revised disclosures. We further note the revised disclosure that "publicly available production data" shows that your innovations in stimulation design and execution help your clients complete more productive and cost effective wells in shorter times, while improving your operating results. Please explain the statement and describe the publicly available production data which shows that your services help to complete more productive and cost effective wells in shorter times.

2.   We note the revised disclosure on page 11 that you will enter into two tax receivable agreements. Please file the two tax receivable agreements as exhibits to your registration statement.

Use of Proceeds, page 16

3.   We have considered your revised disclosure in response to prior comment 9. Consistent with your response, please supplement your disclosure here and in your later disclosure to clarify that Liberty LLC will, in turn, utilize the net proceeds received from the offering to discharge approximately $108 million in indebtedness under your credit facility or advise. When available, revise to disclose the portion of the net proceeds of this offering that you will use to purchase the Liberty LLC Units.

Summary Historical Combined Financial Data, page 19

4.   We note the revised disclosure provided in response to prior comment 17. Further revise the disclosure to explain the difference between total and deployable HHP.

5.   Note 1 to your presentation appears to indicate that you intend to report pro forma income tax benefit. Explain to us, in reasonable detail, why you believe presentation of pro forma income tax benefit would be consistent with the provisions of FASB ASC paragraphs 740-10-31-21 and 740-10-30-23. As part of your response, explain to us how you have considered the losses reported for 2015 and 2016.

Risk Factors, page 22

Risks Related to this Offering and Our Class A Common Stock, page 38

6.   Tell us whether you expect to record a liability related to the tax receivable agreements in connection with completion of the reorganization transaction. Explain, in reasonable detail, the basis for your expectation.

7.   We have reviewed your response to prior comment 12 and are unclear regarding certain aspects of your expected accounting for any liabilities recorded in connection with the tax receivable agreements. Accordingly, please provide an expanded description of your expected accounting. Your response should address, but not necessarily be limited to, the following:

•   The initial accounting for any liability recorded in connection with the reorganization transaction;

•   The initial accounting for any exchanges subsequent to the reorganization transaction; and,

- The subsequent accounting for any changes to previously recorded liabilities, including changes resulting from changes to any valuation allowances associated with the underlying tax assets.

Provide reference to the specific authoritative literature that supports your accounting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Overview, page 64

8.   We have considered your revisions in this section in response to prior comment 18. Please revise to discuss with greater specificity your anticipated sources of funds for these and other anticipated cash obligations over the reference period, including your plans to utilize availability under your credit facility.

Financial Statements

General

9.   We note your response to prior comment 25 and the related revisions to your filing. Explain to us, in reasonable detail, why you believe pro forma information reflecting the planned application of the offering proceeds, including to repay outstanding debt, is not required. See Item 11-01(a)(8) of Regulation S-X.

10.   Revise the pro forma information presented on the face of your statement of operations to include pro forma tax expense.

Other

11.   We note your response to prior comment 3 and the supplemental information provided to us. Please tell us whether you commissioned any of the reports prepared by Baker Hughes Incorporated and Coras Oilfield Research.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: David P. Oelman
       E. Ramey Layne
       Vinson & Elkins L.L.P.